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19012242

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western International Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue, Suite 700
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Bizub (626)793-7717
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Farber Hass Hurley LLP
(Name - if individual, state last, first, middle name)

9301 Oakdale Avenue, Suite 230	Chatsworth		91311
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

APR 10 2019

Washington DC
406

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

RMS

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OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAM L. TIEN
COMM. #2207434
Notary Public - California
Los Angeles County
My Comm. Expires July 28, 2021
NRO1

Signature

CEO

Title

Subscribed and sworn to before me this 12 day of MARCH 2019

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS	
Cash and cash equivalents	$ 5,785,730
Commissions receivable	1,408,849
Due from registered representatives, net	393,686
Deposits at clearing brokers	800,176
Due from clearing brokers	1,473,994
Other receivables	103,628
Securities owned, at fair value	2,314,561
Property and equipment, net	1,748,765
Deposits and other assets	461,286
Customer list, net	640,539
Taxes receivable	485,687
Deferred tax assets	837,700
Total Assets	$ 16,454,601
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to clearing broker	$ 184,172
Commissions payable	2,498,882
Deferred affilation fee	399,003
Accounts payable and accrued expenses	4,110,488
Securities sold short, not yet purchased, at fair value	117,552
Deferred revenue	1,709,545
Total liabilities	9,019,642
Commitments and contingencies (see Note 8)	
Stockholder's equity	
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in capital	1,392,567
Retained earnings	6,042,362
Total stockholder's equity	7,434,959
Total Liabilities and Stockholder's Equity	$ 16,454,601

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

See accompanying notes to financial statements.

WESTERN
INTERNATIONAL SECURITIES, INC.

Western International Securities, Inc.

Exemption Report pursuant to SEC Rule 17a-5(d)

We, as members of management of Western International Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertation:

1. The Company claims exemption from Rule 15c3-3 underparagraph (k)(2)(ii).

2. The Company has met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2018 without exception.

Donald Bizub

Chief Executive Officer